SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on November 19, 2014 by World Energy Solutions, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2014 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 5. Capitalized terms used in this Amendment No. 5 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Completion of the Offer

At 11:59 PM, Boston, Massachusetts time, on January 2, 2015, the Offer expired as scheduled and was not extended. Merger Sub and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 11,319,139 Shares had been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 89% of the Shares then outstanding on a fully diluted basis. In addition, Notices of Guaranteed Delivery had been delivered with respect to 135,999 Shares, representing approximately 1% of the Shares then outstanding on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the minimum condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Merger Sub has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Company, Merger Sub and Parent intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company and Shares owned by Parent, Merger Sub or any wholly owned subsidiary of the Company or of Parent, which in each case will be canceled with no payment or distribution being made with respect thereto and (ii) Shares owned by stockholders who are entitled to and who properly exercised appraisal rights under Section 262 of the DGCL in connection with the Merger) will be canceled and automatically converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes. Following the Merger, the Shares will cease to trade on the NASDAQ Capital Market.”

On January 5, 2015, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(11)	Press release issued by Parent on January 5, 2015 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 5 to the Schedule TO filed with the SEC on January 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
Name:	Philip V. Adams
Title:	President

Dated: January 5, 2015